(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2014

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2014.  The following information, prepared as of May 29, 2014, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for three months ended March 31, 2014 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2013 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated. The March 31, 2014 financial statements have not been reviewed by the Company’s auditors.

Forward Looking Information

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade, with more recent focus in Central America which has resulted in the discovery of several new gold deposits.  Following the sale of its Trebol and El Pavon projects in Nicaragua to B2Gold Corp. (“B2Gold”), the Company has a strong treasury of over 2.8 million common shares of B2Gold.  Management has been conducting an ongoing review of exploration projects and/or distressed junior companies that may be available for acquisition or joint venture with the aim of expanding the geographic and commodity focus of the Company.   To this end, the Company has recently acquired a copper-gold property in Idaho, USA.

A summary of the Company’s properties is provided below:

Idaho – Mineral Property

In May 2014, the Company entered into an agreement with renowned prospector, Merrill Palmer, to lease a 100% interest in the Mineral Property which consists of a series of 78 federal mining claims covering approximately 562 hectares in the historic Mineral Mining District, Washington County, Idaho.

The Mineral Mining District was so-named after prospectors discovered silver-bearing base metal veins in the area during the 1870s.  A town site was established and small-scale silver mining of high-grade veins began in the 1880s and continued in earnest until the repeal of the Sherman Silver Purchase Act by President Cleveland in 1893, which caused a collapse in the silver price and decimated the silver mining industry.  The mines and smelters at Mineral shut down at that time, and subsequent mining was very sporadic and at a small scale from then through to 1950.  The District has been essentially dormant since then apart from a few years of exploration in the late 1960s and 1970s, and has escaped modern exploration efforts altogether.

Cyprus Mines Corporation acquired a land position in the area in 1968 after reconnaissance work indicated the presence of two types of deposits: silver-bearing base-metals veins in a package of volcanic and sedimentary rocks, and porphyry-type copper hosted in a diorite and quartz diorite intrusion.  Their exploration program, undertaken between April of 1968 and February of 1970, consisted of geological mapping, geochemical soil surveys, a 17 line-mile IP-resistivity geophysical survey, and a 40 hole program of reverse circulation, churn, and diamond drilling.

Cyprus’s exploration efforts were focused on establishing the presence of a low-grade, near-surface silver deposit amenable to bulk mining methods.  Although they intersected narrow high-grade Ag-bearing veins in the historically mined area, they considered the near-surface deposit model to be a failure and terminated the project before completion of the secondary objective of evaluating the copper potential within the intrusions.  The Company has been able to obtain the 1968 through 1970 results from the Cyprus programs.

As part of its due diligence work on the Mineral Property, the Company selectively sampled and spot-checked the soil grid, confirming the Cyprus results.  In addition, the Company digitized and inverted the raw 1969 geophysical data to obtain modern 2D inversions of both resistivity and IP effect, something Cyprus would not have been able to accomplish at the time of the survey.

The 1968 soil survey outlined a broad > 400 ppm Cu-in-soil anomaly with an area of approximately 1.5 km by 3 km, associated with the diorite and quartz diorite intrusions.  Coincident with the soil anomaly is a broad zone of anomalous IP effect, potentially caused by the presence of disseminated sulphides.  Whereas the Cu-in-soil anomaly terminates abruptly on the northern contact of the intrusion with overlying sedimentary and volcanic rocks, the IP effect is observed to dive off to the north under the north-dipping overlying rocks, suggesting that the zone of potential copper mineralization may be larger than indicated by the soil geochemistry.

Cyprus drilled four drill holes into the copper target.  Holes MDD-1 and MDD-2 were both drilled into coincident soil and IP anomalies.  MDD-2 assayed 266 m of 0.165% Cu from 5 m to end-of-hole at 271 m.  Hole MDD-1 assayed 52.1 m of 0.126% Cu from 70.1 m to 122.2 m, and 150.9 m of 0.11% Cu from 150.9 m to end-of-hole at 301.8 m.  Holes B-2 and MDD-3 are not in zones of significant IP effect.  B-2 returned six intervals, ranging from 2.9 m to 8.7 m in thickness, grading > 0.2% Cu. MDD-3 returned only slightly anomalous Cu concentrations.  Cyprus historical drill log summaries describe the mineralization in the diorite as hosted by propylitically altered veins and breccias within the intrusion.  The Company’s research indicates that Cyprus rarely assayed for gold in its work program at Mineral, and where it did the assay methodology is questionable; the Au potential of the target has likely never been evaluated.

The drill results presented here are quoted from the following historical reports:

-

Mineral District Final Report – Exploration. Cyprus Mines Corporation, May 1969.

-

The Mineral Project: Current Status and Potential, Cyprus Mines Corporation, March 1970.

The Company believes the work was performed to a professional standard, and has verified the locations of the probable drill collars, but has not independently confirmed the drill logs or results.

More recently, prospecting work undertaken by Mr. Palmer has demonstrated the existence of sheeted 0.1 to 1 m thick quartz-tourmaline veins within the intrusion that grade up to 30 ppm Au and 5% Cu.  Neither these sheeted veins nor the vast majority of the IP and soil anomaly has been tested.

The Company believes it has uncovered a promising Cu-Au target in a mining-friendly jurisdiction that has been completely overlooked by modern exploration, and intends to start work immediately on the Property to bring it to drill-ready stage.

The Agreement

The Company has been granted a lease of 100% of the Mineral Property (subject to a 3.0% net smelter return royalty) of up to 99 years which the Company may keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year and increasing US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 will be required until commercial production has commenced.  During the first five years of the lease, the Company may reduce the NSR royalty to 1.5% by paying US$2.0 million to Mr. Palmer.

Guatemala

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue.  Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

Mexico - Tlacolula Property

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca. An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system. In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012. The 12,642 hectare property is located 14 kilometres east-southeast of the city of Oaxaca and 30 kilometres northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Fortuna can earn a 60% interest in the Tlacolula project by spending no later than January 2015 US$2 million on exploration, which includes a commitment to drill 1,500 metres, within 12 months of issuance of a drill permit for the project.  Fortuna must also pay to the Company US$100,000 cash and US$100,000 worth of Fortuna shares within 90 days of completion of the 1,500 metre drill program.  Fortuna has not yet received a drill permit.  To date, the Company has received US$150,000 cash and 34,589 shares of Fortuna.

Nicaragua

In 2012, the Company sold its Trebol and Pavon properties to B2Gold in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993. In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis).  Future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua.  In 2013, an agreement was reached whereby the Company will sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property.  B2Gold will have the right to purchase one-half of each royalty for US$1,000,000.  This agreement has not yet been formalized.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2014:

Quarter ended	Mar. 31, 2014 ($)	Dec. 31, 2013 ($)	Sep. 30, 2013 ($)	June 30, 2013 ($)	Mar. 31, 2013 ($)	Dec. 31, 2012 ($)	Sep. 30, 2012 ($)	June 30, 2012 ($)
Exploration expenditures	98,547	148,152	196,232	371,754	323,171	258,225	229,108	246,247
Total investment income	3,918	5,355	6,285	7,679	2,822	576	1,971	3,049
Net income (loss) before income taxes	991,294	(6,593,803)	(517,590)	(659,051)	(517,319)	(1,938,538)	11,899,804	(657,726)
Basic and diluted income (loss) per share	0.01	(0.07)	(0.01)	(0.01)	(0.01)	(0.03)	0.14	(0.01)

The quarter ended March 31, 2014 resulted in a net income before income taxes due to a gain on sale of available-for-sale investments of $1,289,708. The quarter ended September 30, 2012 resulted in a net income before income taxes of $11,899,804 due to the net gain of $16,278,410 on the sale of Nicaraguan mineral properties which was partially offset by a net loss of $3,823,118 on the disposal of the Tambor property in Guatemala.  For the quarter ended December 31, 2013, an impairment charge of $5,894,147 on available-for-sale investments significantly increased the loss before income taxes for that period. For the quarter ended December 31, 2012, an impairment charge of $855,632 on the shares held in Rackla Metals Inc. (“Rackla”) increased the loss before income taxes for that period. The quarter ended December 31, 2012 also recorded a significant share-based compensation charge of $385,320 as a result of stock option grants.

Results of Operations

The quarter ended March 31, 2014 had a net income of $991,294 compared to a net loss of $517,319 for the quarter ended March 31, 2013.  The current quarter reported a net income due to the gain of $1,289,708 from the sale of B2Gold shares. The comparative quarter also recorded a gain from the sale of B2Gold shares but a lesser amount of $77,664.  The comparative quarter recorded a share of post-tax losses of Rackla of $66,000 whereas there was no such charge for the current period due to the carrying value of the Company’s investment in associate being reduced to $1 prior to the current quarter. Exploration expenditures in the current quarter totalled $98,547 compared to $323,171 in the comparative quarter, a decrease of $224,624.

General and administrative expenses for the quarter ended March 31, 2014 were $207,934 compared to $282,577 for the quarter ended March 31, 2013, a decrease of $74,643.  Significant cost decreases were $56,536 in salaries and benefits, $25,000 in consulting fees, $24,129 in public relations, and $10,295 in travel costs. Salaries and benefits were lower due a reduction in personnel and reduced salary for the Vice-President, Corporate Development. There were no consulting fees for the current quarter whereas the comparative quarter included a long standing consulting agreement that was terminated prior to the current quarter. Public relations and travel costs were lower as the Company engaged in less corporate activities during the current quarter. Notable cost increases were $28,260 in property investigations, $12,852 in office and miscellaneous, and $7,500 in management fees. Property investigation costs were higher as the Company continues to seek new opportunities for mineral properties. Office and miscellaneous costs were higher primarily because of the Company incurring more office lease expense. Subsequent to the comparative quarter, the monthly compensation for the Chief Executive Officer was increased.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the period ended March 31, 2014 is as follows:

Guatemala – At total of $35,499 was incurred on care and maintenance related costs.

Nicaragua - $828 was incurred on care and maintenance related costs.

Mexico - A total of $62,220 was incurred on exploration, property investigation, and miscellaneous administrative costs.

Further details regarding exploration expenditures for the periods ended March 31, 2014 and 2013 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash increased from approximately $1.56 million at December 31, 2013 to $4.23 million at March 31, 2014. As at March 31, 2014 working capital was $13.76 million compared to $10.4 million at December 31, 2013. The increase in working capital was due to an increase in value of the Company’s investment in B2Gold common shares. As at March 31, 2014, these shares had a fair value of $8.47 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 B2Gold shares for proceeds of $2.42 million.  During the period ended March 31, 2014, the Company sold an additional 1,057,000 B2Gold shares for proceeds of approximately $3.35 million.

In addition to the remaining 2,826,394 B2Gold shares, the Company currently holds 1,007,406 common shares of Focus Ventures Ltd. (“Focus”) and 5,000,000 common shares of Medgold Resources Corp (“Medgold”) as part of its available-for-sale investments. The Company acquired the Medgold shares by participating in a Medgold private placement financing at a cost of $500,000.  The Company and Medgold have two common directors. The Company held 7,175,700 warrants in Rackla that were tradable on the TSX-V until they expired unexercised in June 2013. As at March 31, 2014, the carrying amount for all available-for-sale investments was $9.49 million compared to $8.69 million as at December 31, 2013.  The Company also currently holds 9,866,376 common shares in Rackla with a fair value of $246,659 as at March 31, 2014, but these shares are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments. The Company also holds 1,345,338 warrants of Rackla and 5,000,000 warrants of Medgold and although these warrants are transferable, they are not traded on an exchange.

The Company intends to use proceeds from previous and future sales of B2Gold shares to fund its exploration programs and general working capital requirements.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $52.15 million since inception, and is expected to incur further losses in the development of its business. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity. Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments. Expected lease payments due by period as at March 31, 2014 are as follows:

Less than 1 year	$223,881
1 – 3 years	526,688
4 – 5 years	381,216
After 5 years	190,608
Total	$1,322,393

For the period ended March 31, 2014, the Company received a total of $48,412 from those companies it rents space to.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended March 31, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This section describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the accompanying financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receives periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at March 31, 2014, cash totalling $57,001 (December 31, 2013: $68,059) was held in US dollars, $713 (December 31, 2013: $694) in Nicaragua Cordoba, $3,009 (December 31, 2013: $4,213) in Guatemala Quetzal, $723 (December 31, 2013: $690) in Mexican Pesos and $709 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at March 31, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $6,200 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Medgold are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $949,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The condensed interim consolidated statement of financial position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Available-for-sale investments are based on quoted prices and are therefore considered to be Level 1.

Related Party Transactions

The Company’s related parties with transactions during the period ended March 31, 2014 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the periods ended March 31, 2014 and 2013:

	Three months ended March 31,
	2014	2013
Expenses:
Salaries and benefits	$1,360	$4,080
Mineral property costs:
Salaries and benefits	1,633	22,246
	$2,993	$26,326

During the periods ended March 31, 2014 and 2013, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for the following costs:

	Three months ended March 31,
	2014	2013
General and administrative expenses:
Office and miscellaneous	$8,954	$12,018
Public relations	660	2,234
Property investigations	-	15,721
Salaries and benefits	17,281	74,309
Transfer agent and regulatory fees	1,500	500
Travel and accommodation	6,043	10,175
	$34,438	$114,957
Exploration expenditures	$-	$10,939

Gold Group is reimbursed by the Company for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salaries and benefits costs paid to Gold Group for the current period include those for the Chief Financial Officer, and Corporate Secretary whereas the comparative period also includes the Vice President Corporate Development.  These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Prepaid expenses and deposits include an amount of $2,101 (December 31, 2013: $Nil) paid to Gold Group for shared administrative costs.

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of March 31, 2014 include $4,840 (December 31, 2013: $19,047) due from Medgold, $800 (December 31, 2013: $2,477) due from Fortuna, $Nil (December 31, 2013: $9,239) due from Focus, $Nil (December 31, 2013: $1,527) due from Rackla, and $Nil (December 31, 2013: $1,527) due from Cordoba.  These balances arose from the Company incurring office, administrative and personnel costs which were then shared with the related parties. Effective July 1, 2012, the cost sharing arrangements between the related parties are primarily with Gold Group rather than with the Company.

Accounts payable and accrued liabilities as of March 31, 2014 includes $22,763 (December 31, 2013: $31,369) payable to Gold Group for shared administrative costs and $Nil (December 31, 2013: $7,500) to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended March 31,
	2014	2013
Management fees	$25,500	$18,000
Salaries, benefits and fees	5,042	36,500
	$30,542	$54,500

There were no share-based payments to key management personnel or directors not specified as key management personnel during the periods ended March 31, 2014 and 2013.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Options

As at May 29, 2014, the Company’s outstanding share position is 86,675,617 common shares and the following incentive stock options are outstanding:

STOCK OPTIONS
Number of options	Exercise price	Expiry date
1,570,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
820,000	$0.69	September 23, 2020
290,000	$0.81	July 26, 2021
2,135,000	$0.20	December 12, 2022
4,915,000

Significant Investments Accounted For By the Equity Method

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company. The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for assets distributed to Rackla. The 7,175,700 share purchase warrants expired in 2013.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

On the date the Arrangement was completed, the Company relinquished control of Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. In 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of March 31, 2014.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2013 to March 31, 2014:

Balance, December 31, 2012	$493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013	1
Balance, March 31, 2014	$1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The accumulative unrecognized share of losses for the associate is $370,282.

The financial statement balances of Rackla are as follows:

	March 31, 2014	December 31, 2013
Total assets	$ 1,173,314	$ 1,221,037
Total liabilities	24,172	36,543
Net loss	46,602	4,373,259

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2013, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s condensed interim consolidated financial statements.

Future Changes in Accounting Policies

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is in the process of evaluating the impact of the new standard.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

If the Company does not satisfactorily complete its contribution requirements to any joint ventures it may be a party to, the Company’s interest in a joint venture can be diluted to a point where all interest in the joint venture is forfeited.

Joint Venture Funding Risk

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it when needed for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues or the value of the Company’s available-for-sale investments and corresponding effect on the Company’s financial position.

Political, Regulatory and Currency Risks

The Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Guatemalan quetzals, Nicaraguan córdobas, Mexican pesos, and US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the Guatemalan quetzal, Nicaraguan córdoba, Mexican peso, and US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and Social Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present. Social risks are fairly significant in the Company’s areas of operations.  Violence, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Mineral Properties Expenditure Detail (see following pages)

Mineral Properties Expenditure Detail

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the three months ended March 31, 2014
(Expressed in Canadian Dollars)

	Guatemala	Guatemala	Nicaragua	Mexico
	General	Mineral	General	General
	Exploration	Concessions	Exploration	Exploration	Total
Camp, food and supplies	$ 1,539	$ -	$ -	$ -	$ 1,539
Environment	-	728	-	-	728
Exploration administration	1,300	149	-	2,022	3,471
Geochemistry	115	-	-	24,283	24,398
Geological consulting	14,506	-	-	23,100	37,606
Legal and accounting	1,182	-	-	-	1,182
Maintenance	710	-	-	-	710
Medical expenses	1,439	-	-	-	1,439
Miscellaneous	-	-	-	3,279	3,279
Public relations	168	-	-	-	168
Rent and utilities	3,205	1,730	-	-	4,935
Salaries and wages	6,308	-	828	-	7,136
Telephone and communications	-	-	-	71	71
Travel and accommodation	2,420	-	-	9,465	11,885
Balance - end of period	$ 32,892	$ 2,607	$ 828	$ 62,220	$ 98,547

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the three months ended March 31, 2013
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico
	General	Mineral	General	Mineral	General	Mineral
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Total
Camp, food and supplies	$ 11,644	$ 107	$ -	$ -	$ -	$ -	$ 11,751
Drafting, maps and printing	124	-	-	-	-	-	124
Exploration administration	3,714	-	-	-	15,672	-	19,386
Foreign Exchange	62	-	-	-	-	-	62
Geochemistry	3,386	-	-	-	-	-	3,386
Geological consulting	48,004	-	-	6,211	-	38,514	92,729
Legal and accounting	2,795	-	123	-	1,652	-	4,570
Licenses, rights and taxes	-	655	-	6,401	-	-	7,056
Materials	317	-	-	31,070	-	-	31,387
Maintenance	2,383	-	-	-	-	-	2,383
Miscellaneous	-	28	872	4,899	-	-	5,799
Medical expenses	3,270	-	-	-	-	-	3,270
Public relations	2,993	6,395	-	-	-	-	9,388
Rent and utilities	2,967	2,118	220	-	-	-	5,305
Salaries and wages	29,081	8,886	510	64,586	1,513	-	104,576
Shipping	298	-	-	-	-	-	298
Telephone and communications	2,622	-	436	-	52	-	3,110
Travel and accommodation	15,715	148	-	-	-	2,728	18,591
Balance, end of period	$ 129,375	$ 18,337	$ 2,161	$ 113,167	$ 18,889	$ 41,242	$ 323,171